SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Carlos García Moreno
Chief Financial Officer
carlos.garciamoreno@amovil.com

Paulina Amieva Gérard
Investor Relations Office
paulina.amieva@amovil.com

AMÉRICA MÓVIL’S THIRD QUARTER OF 2006
FINANCIAL AND OPERATING REPORT

Mexico City, October 26, 2006 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2006.

  In the third quarter we added 6.2 million subscribers; with these, the number of net additions in the nine months through September reached 20.6 million. Our wireless subscriber base topped 113.9 million by the end of the quarter. Together with our fixed lines in Central America, we had a total of 116 million lines.

  Mexico led the way with 1.6 million net additions in the quarter, followed by Brazil with 1.2, Argentina with 948 thousand and Colombia with 786 thousand.

  Our revenues totaled 58 billion pesos in the third quarter, up 22.7% year-on-year, bringing to 166 billion pesos the figure through September. Service revenues increased by 2.8% sequentially and 24.4% annually, with particularly strong performances in Argentina and Peru.

  Third quarter EBITDA rose 40.4% annually, to 21.3 billion pesos. In the nine months to September it surpassed 60 billion pesos and was nearly 50% higher than in the same period of 2005. Our EBITDA margin climbed 4.6 percentage points from a year ago to 36.8%.

  América Móvil’s quarterly operating profit climbed 50.3% year-on-year to 14.7 billion pesos. Through September, our operating profit exceeded 41 billion pesos, nearly 64% more than a year before.

  Our operating profits helped bring about a net profit of 11 billion pesos for the quarter, up 139% annually. The net profit obtained through September reached 32.1 billion pesos.

  Capital expenses, share buybacks and dividend payments added up to 31.8 billion pesos through September. Our cash flow covered these expenses and also allowed us to further reduce our net debt position, which came down by 18.5 billion pesos since December; from 57.0 billion pesos to 38.5 billion pesos.

América Móvil Fundamentals
Constant Mex$

	3Q06	3Q05	Var. %	Jan - Sep 06	Jan - Sep 05	Var. %

EPS (Mex$)(1)	0.31	0.13	142.0%	0.89	0.48	84.6%
Earnings per ADR (US$)(2)	0.56	0.23	138.8%	1.63	0.88	85.7%
Net Income (millions of Mex$)	10,969	4,590	139.0%	32,073	17,593	82.3%
EBITDA (millions of Mex$)	21,337	15,196	40.4%	60,651	40,812	48.6%

EBIT (millions of Mex$)	14,690	9,775	50.3%	41,276	25,182	63.9%

Shares Outstanding (billion)(3)	35.93	36.38	-1.2%	35.93	36.38	-1.2%
ADRs Equivalent (billion)(3)	1.80	1.82	-1.2%	1.80	1.82	-1.3%

(1) Net Income / Total Shares outstanding. (2) 20 Shares per ADR. (3) Adjusted for the 3:1 split that took place on July 18, 2005.

Relevant Events

In July, our Chilean subsidiary started offering wireless services with GSM technology and launched its new brand, Claro. The new GSM network already expands on the coverage of the original CDMA network and is slated to continue to grow in coverage.

In August we integrated our companies in Nicaragua, Sercom and Enitel. Sercom had been established in 2002 to develop wireless operations in the country. Enitel, a fixed-line and wireless operator, was acquired in 2004.

Our Central American subsidiaries in Guatemala, El Salvador, Nicaragua and Honduras decided to adopt the Claro brand name for their wireless services. In September they started to operate under the new brand with very good acceptance.

In October, an agreement was reached between Telmex and all mobile operators in Mexico establishing the conditions under which the new National and International Calling-Party-Pays scheme will operate. This scheme will take effect on November 4th.

América Móvil’s Subsidiaries & Affiliates as of September 2006

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI Móvil	wireless	100.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	98.9%	Global Consolidation Method
- Chile	Smartcom, S.A.	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.2%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	ACT	wireless, wireline	99.1%	Global Consolidation Method
- Honduras	Sercom Honduras	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	CTI Móvil	wireless	100.0%	Global Consolidation Method
- Peru	América Móvil Perú, S.A.C.	wireless	100.0%	Global Consolidation Method
- Uruguay	CTI Móvil	wireless	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	44.7%	Equity Method

Subscribers

América Móvil added 6.2 million wireless subscribers in the third quarter of 2006, to finish September with 113.9 million subscribers. This represents an increase of 5.7% quarter-over-quarter and 36.2% year-over-year. Considering the 2.1 million fixed lines in Central America, América Móvil had a total of 116 million lines at the end of September. In the nine months to September we obtained 20.6 million subscribers, exceeding by 7.5% the number of organic net additions registered in the same period of 2005.

Mexico continued growing at a healthy pace, adding 1.6 million subscribers in the quarter to reach 40.7 million subscribers at the end of September, 21.3% more than a year before.

In Brazil we added 1.2 million clients in the third quarter, bringing the total through September to 3.5 million subscribers, which represents 29.7% of the market’s net adds in the regions where we operate. Claro’s subscriber base expanded by 27.4% year-on-year, to reach 22.2 million wireless subscribers.

Our Argentinean operation gained 948 thousand clients in the third quarter and 2.4 million in the first nine months of the year, to finish September with nine million subscribers. Its subscriber base rose by 62.0% year-on-year. CTI’s operations in Uruguay and Paraguay grew at a vigorous pace, with Uruguay tripling its subscriber base as compared to the same period of last year—to 334 thousand clients—and Paraguay more than doubling its own—to 344 thousand clients.

In Colombia net subscriber additions came in at 786 thousand in the third quarter, bringing the total through September to nearly 5 million subscribers. By the end of the third quarter, Comcel had 18.8 million subscribers, 65.5% more than a year before. The slowdown in subscriber growth—the quarter’s net additions are lower than in the previous quarters—stems from less aggressive commercial policies; however, this did not lead to a reduction in our market share. Colombia’s wireless market had more than quadrupled in size in the last couple of years, having gone from being the least penetrated amongst the large countries in Latin America to the one with the highest penetration rate: 70.2% at the end of September.

Subscribers as of September 2006

Thousands

Total(1)						Equity (2)

Country	Sep’06	Jun’06	Var.%	Sep’05	Var.%	Sep’06	Jun’06	Var.%	Sep’05	Var.%

Mexico	40,720	39,150	4.0%	33,572	21.3%	40,720	39,150	4.0%	33,572	21.3%

Brazil	22,172	20,949	5.8%	17,401	27.4%	21,254	20,233	5.0%	17,148	23.9%

Argentina	9,002	8,054	11.8%	5,555	62.0%	9,002	8,054	11.8%	5,555	62.0%
Chile	2,103	2,001	5.1%	1,792	17.3%	2,103	2,001	5.1%	0	n.m.
Paraguay	344	296	16.4%	139	147.8%	344	296	16.4%	0	n.m.
Uruguay	334	269	24.4%	111	202.3%	334	269	24.4%	111	n.m.

Colombia	18,755	17,970	4.4%	11,334	65.5%	18,605	17,826	4.4%	11,243	65.5%
Ecuador	5,212	4,819	8.2%	3,546	47.0%	5,212	4,819	8.2%	3,546	47.0%
Peru	2,809	2,483	13.1%	1,596	76.1%	2,809	2,483	13.1%	0	n.m.

El Salvador	1,131	1,056	7.1%	755	49.7%	1,083	1,011	7.1%	722	49.9%
Guatemala	2,365	2,210	7.0%	1,750	35.2%	2,344	2,190	7.0%	1,734	35.2%

Honduras	638	569	12.3%	346	84.4%	638	569	12.3%	346	84.4%
Nicaragua	1,115	988	12.9%	627	78.0%	1,107	980	13.0%	620	78.5%

U.S.A.	7,230	7,014	3.1%	5,122	41.1%	7,099	6,887	3.1%	5,029	41.1%

Total Wireless	113,930	107,826	5.7%	83,645	36.2%	112,655	106,766	5.5%	79,628	41.5%

El Salvador	830	824	0.8%	804	3.3%	795	789	0.8%	769	3.4%
Guatemala	1,046	973	7.5%	939	11.5%	1,037	932	11.3%	930	11.5%
Nicaragua	255	251	1.9%	229	11.4%	253	249	1.9%	227	11.7%

Total Fixed	2,132	2,048	4.1%	1,971	8.1%	2,085	1,969	5.9%	1,926	8.3%

Total Lines	116,062	109,874	5.6%	85,617	35.6%	114,740	108,735	5.5%	81,553	40.7%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions. (2) Includes total subscribers weighted by the economic interest held in each company.

Conecel in Ecuador added 394 thousand subscribers in the third quarter of 2006 to end September with 5.2 million clients (an annual increase of 47.0%) . In Peru we gained 326 thousand subscribers in the third quarter and over one million in the nine months to September, to reach 2.8 million clients, a 76.1% increase year-over-year. In Chile we obtained 102 thousand clients, compared to approximately 59 thousand in each of the previous two quarters.

In Central America our combined subscriber base totaled 5.3 million, having gained 1.3 million wireless clients through September, of which 427 thousand were obtained in the third quarter . Honduras outpaced the rest of the operations in the region growing 12.3% sequentially and 84.4% year-on-year.

Tracfone, in the U.S., added over one million clients from January to September, including 215 thousand in the third quarter. The net additions in the first nine months of the year were 50.3% greater than in the same period of 2005. By the end of September, Tracfone had reached a subscriber base of 7.2 million wireless subscribers.

América Móvil Consolidated Results

América Móvil’s third quarter revenues reached 58 billion pesos, 22.7% higher than in the same period a year before. Service revenues were up 24.4% year-on-year and 2.8% quarter-over-quarter. Through September, revenues totaled 166.3 billion pesos, 25.3% more than in the first nine months of 2005 with service revenues expanding at a slightly faster pace.

Claro, in Peru, and CTI Móvil in Argentina, Paraguay and Uruguay, exhibited particularilly strong performances, as their service revenues expanded respectively by 14.5% and 10.2% sequentially and by 43.4% and 44.7% annually.

America Movil’s Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Service Revenues	48,745	39,191	24.4%	140,143	109,323	28.2%

Equipment Revenues	9,232	8,050	14.7%	26,160	23,348	12.0%

Total Revenues	57,977	47,241	22.7%	166,303	132,671	25.3%

Cost of Service	11,879	8,947	32.8%	32,231	25,545	26.2%
Cost of Equipment	14,624	13,043	12.1%	42,954	38,320	12.1%
Selling, General & Administrative Expenses	10,136	10,055	0.8%	30,468	27,994	8.8%

Total Costs and Expenses	36,639	32,045	14.3%	105,652	91,859	15.0%

EBITDA	21,337	15,196	40.4%	60,651	40,812	48.6%

% of Total Revenues	36.8%	32.2%		36.5%	30.8%

Depreciation & Amortization	6,647	5,421	22.6%	19,375	15,630	24.0%

EBIT	14,690	9,775	50.3%	41,276	25,182	63.9%

% of Total Revenues	25.3%	20.7%		24.8%	19.0%

Net Interest Expense	762	1,183	-35.6%	2,869	3,188	-10.0%
Other Financial Expenses	1,704	337	n.m.	1,127	1,346	-16.3%
Foreign Exchange Loss	-881	306	-388.1%	-1,583	-4,291	63.1%
Monetary Result	-897	-494	-81.8%	-1,934	-1,963	1.4%

Comprehensive Financing Cost (Income)	688	1,333	-48.4%	479	-1,719	127.9%

Other Income and Expenses	-654	322	-303.4%	-1,732	35	n.m.
Income & Deferred Taxes	3,687	3,506	5.1%	10,454	9,141	14.4%

Net Income before Minority Interest and Equity	10,969	4,615	137.7%	32,074	17,725	81.0%

Participation in Results of Affiliates

Equity Participation in Results of Affiliates	-8	-6	-43.4%	-41	48	-185.6%
Minority Interest	9	31	-71.0%	43	84	-48.8%

Net Income	10,969	4,590	139.0%	32,073	17,593	82.3%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated

Millions of Constant Mex$

	Sep’06	Dec’05	Var.%	Sep’05	Var.%		Sep’06	Dec’05	Var.%	Sep’05	Var.%

Current Assets						Current Liabilities
Cash & Securities	43,696	13,071	234.3%	11,502	279.9%	Short Term Debt**	10,152	17,392	-41.6%	10,151	0.0%
Accounts Receivable	31,930	31,538	1.2%	24,379	31.0%	Accounts Payable	57,525	59,063	-2.6%	50,667	13.5%
Other Current Assets	5,522	3,672	50.4%	5,422	1.8%	Other Current Liabilities	23,568	14,766	59.6%	15,775	49.4%

Inventories	16,084	13,245	21.4%	11,898	35.2%		91,244	91,221	0.0%	76,592	19.1%

	97,231	61,527	58.0%	53,202	82.8%

Long-Term Assets

Plant & Equipment	121,030	114,368	5.8%	112,730	7.4%
Investments in Affiliates	586	497	18.0%	483	21.4%	Long-Term Liabilities
						Long Term Debt	72,040	52,694	36.7%	50,543	42.5%
Deferred Assets						Other Liabilities	3,777	3,680	2.6%	8,072	-53.2%

Goodwill (Net)	12,525	12,521	0.0%	10,251	22.2%		75,817	56,374	34.5%	58,615	29.3%

Brands, Patents & Licenses	39,593	38,430	3.0%	41,675	-5.0%

Deferred Assets	8,213	7,849	4.6%	7,163	14.7%
						Shareholder’s Equity	112,118	87,597	28.0%	90,296	24.2%

Total Assets	279,179	235,192	18.7%	225,503	23.8%	Total Liabilities and Equity	279,179	235,192	18.7% 225,503		23.8%

* This presentation conforms with that of América Móvil’s audited financial statements

** Includes current portion of Long Term Debt

EBITDA came in at 21.3 billion pesos in the quarter, bringing the total through September to 60.7 billion pesos. Year-on-year, América Móvil’s third quarter EBITDA increased by 40.4% . The EBITDA margin was 36.8% in the period and 36.5% in the nine months to September, surpassing by 4.6 points and 5.8 points the margins seen in the same periods of 2005. The quarterly EBITDA margins rose by more than 20 percentage points in Peru and Colombia and by approximately 15 points in Brazil and Ecuador with respect to a year ago.

The third quarter’s operating profit rose to 14.7 billion pesos, up 50.3% year-on-year. The figure through September went up to 41.3 billion pesos, nearly 64% more than a year before.

América Móvil obtained a net profit of 10.9 billion pesos in the quarter and 32.1 billion pesos through September. These figures represented year-on-year increases of 139.0% and 82.3% respectively. The quarter’s profit was equivalent to 0.31 peso cents per share or 0.56 dollar cents per ADR.

Our net debt ended September at 38.5 billion pesos, down 18.5 billion pesos from December, reflecting the strength of the company’s cash flow that was more than sufficient to cover capital expenses of 2.2 billion pesos and share buybacks and dividend payments that together amounted to 913 million pesos.

Financial Debt of América Móvil*

Millions of U.S. dollars

	Sep’06	Dec’05

Peso - denominated debt	1,574	2,573
Bonds and other securities	1,253	1,639
Banks and other	321	934

U.S. Dollar - denominated debt	5,253	3,535
Bonds and other securities	3,093	3,093
Banks and other	2,160	442

Debt denominated in other currencies	635	291

Bonds and other securities	375	197
Banks and other	259	94

Total debt	7,461	6,399

Short-term debt and current portion of long-term debt	921	1,588
Long-term debt	6,540	4,811

*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

Telcel added 1.6 million subscribers in the third quarter of 2006, 22.9% more than the number of net adds registered in the third quarter of 2005, with postpaid subscribers growing twice as rapidly as prepaids in the period. Telcel finished September with 40.7 million clients, up 4.0% sequentially and 21.3% annually.

Telcel’s share of revenues in the Mexican wireless market, which includes six operators in all —Telcel, Nextel, Movistar, Iusacell, Unefon and Axtel— stood at 70.1%in the first half of this year.

Revenues totaled 26.8 billion pesos in the third quarter and 77.8 billion pesos in the nine months to September. Third quarter revenues were up 16.8% year-on-year. ARPUs were down 2.9% quarter-over-quarter in constant Mexican peso terms, with MOUs remaining roughly flat in the period. MOUs have nonetheless increased by 12.5% year-on-year driven by increased competition.

Telcel obtained 13.7 billion pesos of EBITDA in the quarter, maintaining at 51% the EBITDA margin seen in the previous quarter. Relative to the year before, EBITDA was up 26.2% in the third quarter. Through September, it totaled 39.5 billion pesos, almost 34% more than a year before. The EBITDA margin in the first nine months of the year was a full six percentage points greater than the one seen in the same period of 2005.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Revenues	26,819	22,953	16.8%	77,787	65,938	18.0%

EBITDA	13,671	10,836	26.2%	39,490	29,517	33.8%
%	51.0%	47.2%		50.8%	44.8%

EBIT	11,811	9,245	27.8%	34,152	24,976	36.7%
%	44.0%	40.3%		43.9%	37.9%

Mexico’s Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	40,720	33,572	21.3%
Postpaid	2,877	2,217	29.8%
Prepaid	37,843	31,355	20.7%
MOU	111	99	12.5%

ARPU (Constant Mex$)	184	195	-5.9%
Churn (%)	3.1%	3.0%	0.1

Argentina, Paraguay and Uruguay

The combined subscriber base of CTI Móvil reached 9.7 million clients at the end of September 2006 after adding over one million subscribers in the third quarter. Argentina’s subscriber base increased 11.8% sequentially, making it the strongest quarter in the year in terms of net additions. Paraguay and Uruguay have shown the most dynamic growth throughout the region increasing their subscriber base 16.4% and 24.4% respectively. More than 40% of CTI’s subscriber base was obtained in the last twelve months.

Third quarter revenues came in at 1.2 million Argentinean pesos, exceeding by 13.6% those of the prior quarter and by 50.7% those of the same period of last year. Service revenue growth was particularly strong at 10.2% over the quarter and 44.7% annually. For the first nine months of 2006 revenues totaled 3.2 million Argentinean pesos, 57.3% more than a year before.

EBITDA for the quarter totaled 206 million Argentinean pesos, twice as much as in the same period of 2005, though somewhat lower than in the previous quarter on account of the more rapid pace of subscriber growth. Through September, EBITDA more than tripled from a year before, as the EBITDA margin doubled (to 20.0%) and revenues soared.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Million of ARP$

	3Q06	3Q05	Var. %	Jan - Sep 06	Jan - Sep 05	Var.%

Revenues	1,174	779	50.7%	3,172	2,016	57.3%

EBITDA	206	102	103.0%	635	196	224.4%
%	17.5%	13.0%		20.0%	9.7%

EBIT	127	60	113.4%	418	93	347.2%
%	10.8%	7.6%		13.2%	4.6%

Argentina, Paraguay & Uruguay Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	9,680	5,805	66.8%
Postpaid	976	703	38.9%
Prepaid	8,704	5,102	70.6%
MOU	133	158	-15.7%
ARPU (ARG)	34	39	-14.2%
Churn (%)	1.89%	1.83%	0.1

*Annual comparisons affected by the incorporation of CTI Paraguay in August 2005 and CTI Uruguay in October 2004.

Chile

In July, our Chilean operation introduced GSM services and launched its new brand name, Claro. This allowed us to increase to 102 thousand the number of net additions in the third quarter from 59 thousand the previous quarter. Claro’s subscriber base reached 2.1 million clients in September.

Revenues totaled 131.5 million Chilean pesos in the first nine months of 2006, of which 48 million were obtained in the third quarter. EBITDA through September amounted to 18.6 million pesos, or 14.2% of revenues. The promotional expenses surrounding the introduction of the new brand and greater subscriber acquisition costs were responsible for the quarterly reduction in EBITDA.

INCOME STATEMENT
Chile
Millions of CLP$

	3Q06	Jan - Sep 06

Revenues	47,958	131,464

EBITDA	3,945	18,606
%	8.2%	14.2%

EBIT	-3,242	-1,624
%	-6.8%	-1.2%

Chile’s Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	2,103	1,792	17.3%
Postpaid	350	262	33.9%
Prepaid	1,752	1,530	14.5%
MOU	128	126	-1.9%
ARPU (moneda local)	6,597	6,713	-1.7%
Churn (%)	1.9%	2.1%	-0.20

Brazil

Our Brazilian subsidiary added 1.2 million subscribers in the third quarter, a similar figure to that of the same period of 2005 to finish September with 22.2 million subscribers, 27.4% more than a year before. After gaining 1.2 percentage points year to date, its market share stands now at 23.13% .

The partial bill-and-keep regime that existed in Brazil was eliminated on July 13th. For that reason figures of our Brazilian subsidiary are now reported on a full bill basis, for both the third quarter and the historical information in order to facilitate the comparison of the numbers.

On this basis, third quarter revenues reached 2.1 billion reais, up 15.1% annually, with service revenues expanding by 23.0% year-on-year. Claro’s blended ARPU in the third quarter was 27 reais, 4.2% lower than the one observed a year before. In the first nine months of the year revenues amounted to 6 billion reais, up 12.9% annually. Service revenues increased by 25.5% .

EBITDA in the quarter totaled 272 million reais, nearly 12% more than in the preceding quarter. A year before, a small EBITDA loss was obtained in the same period. The EBITDA margin was 12.8% in the quarter, over one percentage point higher than the 11.5% obtained in the second quarter, and almost 15 percentage points higher than a year before Through September, EBITDA reached 753 million reais and was equivalent to 12.5% of revenues.

INCOME STATEMENT*
Brazil Consolidated
Millions of R$

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Revenues	2,122	1,843	15.1%	6,022	5,334	12.9%

EBITDA	272	-32	n.m.	753	-212	n.m.
%	12.8%	-1.7%		12.5%	-4.0%

EBIT	-137	-329	58.4%	-452	-1,305	65.4%
%	-6.5%	-17.9%		-7.5%	-24.5%

*As of July 13th, regulation in Brazil was cahnged to a full bill system. Numbers have been adjusted to be comparable with the new metodology.
n.m. - not meaningful

Brazil’s Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	22,172	17,401	27.4%
Postpaid	3,711	2,705	37.2%
Prepaid	18,461	14,696	25.6%
MOU	71	83	-14.6%
ARPU (R$)	27	29	-4.2%
Churn (%)	3.0%	2.7%	0.1

Colombia

In the last couple of years Colombia outpaced every country in Latin America in terms of subscriber growth. With the wireless penetration rate in the country reaching 70.2% in September, ahead of all the major countries in the region, Comcel opted for a less aggressive commercial policy. It added 786 thousand new subscribers in the third quarter, less than it had added the previous quarters, to end September with 18.8 million clients. This entails an increase of its subscriber base of 4.4% sequentially and 65.5% annually. Comcel maintained its market share in the quarter at 64%.

Comcel’s revenues rose 30% year-on-year and 3.9% quarter-over-quarter, to 1.1 trillion Colombian pesos on the back of rapid service revenue growth (40.7% and 8.1% respectively). In the first nine months of the year, total revenues topped 3.3 trillion Colombian pesos, representing an annual expansion of 43.6% with service revenues increasing by 52.8% .

The deceleration in subscriber growth brought about an important boost in profitability. Comcel’s EBITDA went up 33.1% sequentially and almost tripled that of a year before, as the EBITDA margin climbed 8.5 percentage points over the quarter and 20.9 percentage points over the previous year. Through September our Colombian operation obtained over one trillion Colombian pesos in EBITDA. The margin for that period, 32.4%, nearly doubled that of the year before.

INCOME STATEMENT
Colombia
Billion of COP$

	3Q06	3Q05	Var. %	Jan - Sep 06	Jan - Sep 05	Var. %

Revenues	1,149	884	30.0%	3,292	2,293	43.6%

EBITDA	447	159	180.9%	1,067	393	171.4%
%	38.9%	18.0%		32.4%	17.2%

EBIT	308	46	n.m.	648	79	n.m.
%	26.8%	5.2%		19.7%	3.4%

n.m. - not meaningful

Colombia’s Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	18,755	11,334	65.5%
Postpaid	2,706	1,908	41.8%
Prepaid	16,049	9,425	70.3%
MOU	109	116	-6.1%
ARPU (COP$)	18,686	23,960	-22.0%
Churn (%)	1.8%	1.3%	0.5

Ecuador

After adding 394 thousand subscribers in the third quarter, Conecel’s subscriber base reached 5.2 million clients in September, 47% more than a year before.

At 174 million dollars, third quarter revenues remained flat as compared to the previous quarter, but service revenues were up 7.7% sequentially and 22.8% annually. Together with an important reduction in costs, the expansion in service revenues helped to generate a 32.2% quarterly increase in EBITDA as the EBITDA margin climbed 10 percentage points to 40.3%.

In the first nine months of the year revenues totaled 518 million dollars, up 22.2%, driven by service revenues which expanded at an annual pace of 29.3% . Through September EBITDA rose 48.1% compared to the same period of 2005. It totaled 163 million dollars, which represented 31.5% of total revenues.

INCOME STATEMENT
Ecuador
Millions of US$

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Revenues	174	159	9.3%	518	424	22.2%

EBITDA	70	39	78.8%	163	110	48.1%
%	40.3%	24.6%		31.5%	26.0%

EBIT	51	24	111.6%	110	67	64.3%
%	29.3%	15.1%		21.3%	15.9%

Ecuador’s Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	5,212	3,546	47.0%
Postpaid	572	324	76.5%
Prepaid	4,641	3,222	44.0%
MOU	40.8	42	-3.0%
ARPU (US$)	10	12	-18.8%
Churn (%)	3.0%	2.7%	0.3

Peru

Claro Peru continues to show a robust performance in terms of subscriber growth with 859 thousand new subscribers in 2006—74.2% more than in the first nine months of 2005— of which 326 thousand were obtained in the third quarter. As of September it had 2.8 million subscribers, 76.1% more than a year before.

Revenues were up 14.9% in the third quarter to 338 million soles, bringing to 931 million soles the total for the first nine months of the year. Service revenues growth, followed suit. Even with strong subscriber growth, costs were contained, helping EBITDA rise to 122 million soles (a 30.3% quarterly increase), which represents 36.0% of total revenues. The EBITDA margin for our Peruvian operation climbed 4.2 percentage points sequentially.

INCOME STATEMENT
Peru
Millions of Soles

	3Q06	Jan - Sep ‘06

Revenues	338	931

EBITDA	122	313
%	36.0%	33.6%

EBIT	72	166
%	21.4%	17.8%

Peru’s Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	2,809	1,596	76.1%
Postpaid	280	216	30.1%
Prepaid	2,529	1,380	83.2%
MOU	67	83	-19.3%
ARPU (Sol)	35	42	-16.7%
Churn (%)	2.3%	4.5%	-2.3

Central America

Our combined wireless subscriber base in Central America jumped 51% year-on-year to reach 5.3 million. The most dynamic growth was seen in Honduras and Nicaragua, which exhibited annual growth figures of 84.4% and 78.0% respectively. Both operations grew over 12% sequentially.

Total revenues for our Central American operations add up to 372 million dollars in the third quarter and 1.1 billion dollars in the nine months to September. EBITDA for the quarter was 178 million dollars, which represents 48.0% of total revenues. Year to September EBITDA came in at 554 million dollars, resulting in a 50.3% EBITDA margin. The margin was affected in the quarter by some expenditures associated with extraordinary maintenance work linked to severe tropical storms this season.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Revenues	372	341	9.1%	1,101	983	11.9%

EBITDA	178	181	-1.5%	554	519	6.6%
%	47.8%	52.9%		50.3%	52.7%

EBIT	114	119	-4.5%	373	339	10.2%
%	30.6%	35.0%		33.9%	34.4%

Central America’s Operating Data(1)

	3Q06	3Q05	Var. %

Wireless Subscribers (thousands)	5,250	3,478	51.0%
Postpaid	334	279	19.7%
Prepaid	4,916	3,199	53.7%
Fixed Lines (thousands)	2,072	1,972	5.1%

Total Lines (Wireless + Fixed, 000’s)	7,322	5,449	34.4%
MOU(2)	148	179	-17.3%
ARPU (US$) (2)	9	13	-29.2%
Churn (%) (2)	0.8%	1.1%	-0.3

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data. Historical data previously calculated on a weighted average basis has been made to conform to the new standard. (2) Wireless data only.

United States

After adding 215 thousand subscribers in the quarter, Tracfone, our operation in the United States, reached a subscriber base of 7.2 million. Through September, Tracfone added 1.1 million subscribers, 50.3% more than a year before.

Tracfone’s third quarter revenues increased 35.8% year-on-year, to 330 million dollars, with service revenues expanding at a 37.7% pace. In the first nine months of the year revenues were up 35.5% annually, reaching almost one billion dollars.

EBITDA for the third quarter came in at 37 million dollars, or 11.4% of total revenues. It has come down relative to a year ago on account of the more rapid subscriber growth.

INCOME STATEMENT
United States
Millions of US$

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Revenues	330	243	35.8%	969	715	35.5%

EBITDA	37	36	4.3%	66	105	-37.2%
%	11.4%	14.8%		6.8%	14.7%

EBIT	32	32	2.1%	51	93	-45.1%
%	9.8%	13.0%		5.2%	12.9%

United States’ Operating Data

	3Q06	3Q05	Var. %

Subscribers (thousands)	7,230	5,122	41.1%
MOU	68	60	13.1%
ARPU, Net (US$)	13	14	-1.8%
Churn (%)	5.4%	4.8%	0.6

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates

	3Q06	3Q05	Var.%	Jan - Sep 06	Jan - Sep 05	Var.%

Mexico
EoP	11.02	10.85	1.5%	11.02	10.85	1.5%
Average	10.94	10.80	1.3%	10.93	10.99	-0.6%

Brazil
EoP	2.17	2.22	-2.2%	2.17	2.22	-2.2%
Average	2.16	2.33	-7.0%	2.17	2.46	-11.7%

Argentina
EoP	3.10	2.91	6.7%	3.10	2.91	6.7%
Average	3.09	2.89	6.8%	3.08	2.90	6.0%

Chile
EoP	537	529	1.5%	537	529	1.5%
Average	539	544	-1.0%	530	569	-6.9%

Colombia
EoP	2,397	2,290	4.7%	2,397	2,290	4.7%
Average	2,407	2,302	4.6%	2,390	2,331	2.5%

Guatemala
EoP	7.62	7.65	-0.4%	7.62	7.65	-0.4%
Average	7.60	7.63	-0.3%	7.60	7.64	-0.5%

Honduras
EoP	19.03	19.02	0.1%	19.03	19.02	0.1%
Average	19.03	19.01	0.1%	19.03	19.01	0.1%

Nicaragua
EoP	17.78	16.94	5.0%	17.78	16.94	5.0%
Average	17.71	16.87	5.0%	17.50	16.66	5.0%

Peru
EoP	3.25	3.35	-3.0%	3.25	3.35	-3.0%
Average	3.24	3.30	-1.6%	3.28	3.27	0.4%

Paraguay
EoP	5,370	6,150	-12.7%	5,370	6,150	-12.7%
Average	5,430	6,097	-10.9%	5,748	6,219	-7.6%

Uruguay
EoP	23.91	23.95	-0.2%	23.91	23.95	-0.2%
Average	23.96	24.25	-1.2%	24.02	24.69	-2.7%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer